UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: September 17, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Subscription of shares in the form of Asset Under Construction of Merah Putih Satellite by PT Telkom Indonesia (Persero) Tbk to PT Telkom Satelit Indonesia.

Nomor: TEL.174/LP 000/COP-I5000000/2018

Jakarta, September 17, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Subscription of shares in the form of Asset Under Construction of Merah Putih Satellite by PT Telkom Indonesia (Persero) Tbk to PT Telkom Satelit Indonesia

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
Facsimile	:	(+6221) 5220500
E-mail	:	investor@telkom.co.id

1.	Information or material facts	Subscription of shares in the form of Asset Under Construction of Merah Putih Satellite by PT Telkom Indonesia (Persero) Tbk to PT Telkom Satelit Indonesia
2.	Date	September 13, 2018
3.	Description

On September 13, 2018, PT Telkom Indonesia (Persero) Tbk (“Telkom”) has subscribed shares in the form of Asset Under Construction of Merah Putih Satellite, a satellite fully owned and operated by Telkom to PT Telkom Satelit Indonesia (“Telkomsat”) based on Notarial Deed No. 55 dated September 13, 2018 regarding investment in Limited liability company

4.	The impact of events	This transaction will strengthen Telkomsat’s Capital Structure and Telkomsat will own and operate Merah Putih Satellite.
5.	Others

Telkomsat, previously known as PT Patra Telekomunikasi Indonesia, is an Indonesian limited liability company, engaged in satellite communication business that based in Depok City, with 99.99% ownership by Telkom.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.Indonesia Stock Exchange through IDXnet; and

3.Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.